FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS APPOINTS PAOLO PUCCI

TO ITS BOARD OF DIRECTORS

Industry Veteran Brings Deep Executive and Commercial Experience to Trillium Board

CAMBRIDGE, MA, November 12, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced the appointment of pharmaceutical industry leader Paolo Pucci to its Board of Directors, effective immediately. Mr. Pucci has significant expertise in oncology drug development and decades of leadership experience across large and small organizations over his 30 year career.

"We are delighted to welcome Mr. Pucci to the board of directors" said Robert L. Kirkman, M.D., Chair of Trillium Therapeutics.  "His broad executive and commercial expertise, specifically in the field of oncology, will be invaluable as Trillium prepares for later stage clinical development."

Most recently, Mr. Pucci served as Chief Executive Officer of the targeted therapeutics oncology company, ArQule, until it was acquired by Merck for $2.7 billion in January 2020. Prior to ArQule, Mr. Pucci served in a number of leadership positions at Bayer AG from 2001 to 2008, including President of the Oncology & Global Specialty Medicines Business Units and was a member of the Bayer Pharmaceuticals Global Management Committee. Mr. Pucci also held multiple roles at Eli Lily and Company from 1991 to 2001.

Mr. Pucci received his M.S. in economics and accounting from Università degli Studi di Napoli Federico II and an MBA in marketing and finance from the University of Chicago. He currently serves as a board member of West Pharmaceuticals Services Inc., Merus N.V. and Replimune Inc., and had previous board roles at NewLink Genetics Inc., Dyax Inc. and Algeta ASA.

"I look forward to contributing my knowledge in oncology drug development and commercialization over the coming years," said Mr.  Pucci. "There has never been a more exciting time to be developing novel oncology agents, and Trillium is well positioned in the field."

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "don't eat me" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer
Sam Brown Inc.
312-961-2502

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